UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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# FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 9/30/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**880 Carillon Parkway**
(No. and Street)

| **Saint Petersburg** | **Florida** | **33716** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Marshall Ollia** — **727-567-1000**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name - *if individual, state last, first, middle name*)

| **100 North Tampa Street Suite 1700** | **Tampa** | **Florida** | **33602** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Marshall Ollia, officer of Raymond James Financial Services, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

TIM FOOTLICK
Notary Public - State of Florida
Commission # HH 48014
My Comm. Expires Sep 29, 2024
Bonded through National Notary Assn.

Marshall Ollia
Chief Financial Officer

Notary Public

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**RAYMOND JAMES FINANCIAL SERVICES, INC.**
**(a wholly owned subsidiary of Raymond James Financial, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**September 30, 2020**

## SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Raymond James Financial Services, Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (the Company) as of September 30, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

Tampa, Florida
November 24, 2020

## RAYMOND JAMES FINANCIAL SERVICES, INC.
**(a wholly owned subsidiary of Raymond James Financial, Inc.)**

## STATEMENT OF FINANCIAL CONDITION

| *$ in thousands, except per share amount* | | September 30, 2020 |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 120,187 |
| Other receivables, net | | 13,287 |
| Loans to financial advisors, net | | 60,089 |
| Deferred income taxes, net | | 15,998 |
| Other assets | | 1,669 |
| **Total assets** | $ | 211,230 |
| **Liabilities and stockholder's equity:** | | |
| Accrued compensation, commissions and benefits | $ | 55,318 |
| Income taxes payable | | 7,930 |
| Payables to affiliates, net | | 3,031 |
| Other payables | | 9,458 |
| Total liabilities | | 75,737 |
| Commitments and contingencies (see Note 5) | | |
| Stockholder's equity: | | |
| Common stock; $1 par value; 5,000 shares authorized; 5,000 shares issued and outstanding | | 5 |
| Additional paid-in capital | | 48,591 |
| Retained earnings | | 86,897 |
| Total stockholder's equity | | 135,493 |
| **Total liabilities and stockholder's equity** | $ | 211,230 |

See accompanying Notes to Statement of Financial Condition.

**RAYMOND JAMES FINANCIAL SERVICES, INC.**
**(a wholly owned subsidiary of Raymond James Financial, Inc.)**

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**September 30, 2020**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

### Organization

Raymond James Financial Services, Inc. ("RJFS," "we," "our," or "us") is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). We support independent contractor financial advisors in providing a comprehensive range of investments and services. We are an introducing broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission.

### Basis of presentation

*Accounting estimates and assumptions*

We conform to our Parent's fiscal year end of September 30. The preparation of the Statement of Financial Condition in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 3 months or less.

### Loans to financial advisors, net

We offer loans to financial advisors primarily for recruiting purposes. These loans are generally repaid over a five to nine year period and are contingent upon affiliation with us. These loans are not assignable by the financial advisor and may only be assigned by us to a successor in interest. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former independent contractors, management primarily considers our historical collection experience as well as other factors including amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was immaterial at September 30, 2020.

### Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a loss is probable and a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the minimum amount in the range of loss is accrued. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible, or for which a loss is not determined to be probable.

We record liabilities related to legal and regulatory proceedings in "Other payables" on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in our Statement of Financial Condition. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters. See Note 5 for additional information.

**Share-based compensation**

Certain employees and independent contractors participate in RJF's Stock Incentive Plan, which provides for the issuance of restricted stock unit ("RSU") and stock option awards. RJF estimates the market value of share-based awards on the date of grant. For further information, see Note 6.

**Deferred compensation plans**

Certain employees and independent contractors participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For the Voluntary Deferred Compensation Plan ("VDCP"), Long Term Incentive Plan ("LTIP"), and other certain plans, RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan. For further information see Note 6.

**Income taxes**

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable and receivable reported on the Statement of Financial Condition are payable to and receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position or liquidity. See Note 4 for further information on our income taxes.

## NOTE 3 – RELATED PARTY TRANSACTIONS

Receivables from affiliates of $4.9 million are included in "Other receivables, net" on our Statement of Financial Condition at September 30, 2020. "Payables to affiliates, net" of $3.0 million at September 30, 2020, includes amounts payable for related party transactions. The related party transactions that result in these payables are settled monthly.

At September 30, 2020, RJ&A had purchased $36.5 million of receivables related to trailing commissions from mutual funds and annuity products from RJFS.

## NOTE 4 – INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

### Income taxes

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items were as follows:

| *$ in thousands* | | September 30, 2020 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued expenses | $ | 3,135 |
| Deferred compensation | | 12,114 |
| Other | | 749 |
| Total deferred tax assets | | 15,998 |
| Deferred tax liabilities: | | |
| Other | | — |
| Total deferred tax liabilities | | — |
| **Net deferred tax asset** | $ | 15,998 |

Our deferred tax asset required no valuation allowance at September 30, 2020, as management believes it is more likely than not that the deferred tax asset was realizable based on the expectation of future taxable income and the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement.

As of September 30, 2020, accrued interest and penalties included in income taxes payable were approximately $1.2 million.

At September 30, 2020, our liability for unrecognized tax benefits was $6.8 million. At September 30, 2020 the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for income from continuing operations was $5.9 million. We anticipate that the uncertain tax position balance will decrease by approximately $1.8 million over the next twelve months due to settlement of positions with the IRS.

The results of our operations were included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2017 for federal tax returns and fiscal year 2016 for state and local tax returns. Various state audits in process are expected to be completed in fiscal year 2021.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

### Commitments and contingencies

We offer loans to prospective financial advisors and certain key revenue producers primarily for recruiting purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These offers are contingent upon certain events occurring, including the individuals joining us and meeting certain conditions outlined in their offer. There were no unfunded loan commitments related to such offers as of September 30, 2020.

### Legal and regulatory matter contingencies

In addition to any matters that may be specifically described in the following sections, in the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition,

regulatory agencies and self-regulatory organizations institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

There are certain matters for which we are unable to estimate the upper end of the range of reasonably possible loss. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss, as of September 30, 2020, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $16 million in excess of the aggregate accruals for such matters. Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

We may from time to time include in any descriptions of individual matters herein certain quantitative information about the plaintiff's claim against us as alleged in the plaintiff's pleadings or other public filings. Although this information may provide insight into the potential magnitude of a matter, it does not represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual related thereto.

*Coronavirus ("COVID-19") pandemic*

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

## NOTE 6 – SHARE-BASED AND OTHER COMPENSATION PLANS

### Employee benefit plans

We participate, along with other affiliates, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJFS based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. Benefits become fully vested after five years of qualified service, at 65 or if a participant separates from service due to death or disability.

RJFS participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established VDCP, a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

**Share-based compensation plans**

Under RJF's Stock Incentive Plan, certain RJFS employees may be granted RSU and stock option awards.

*Employee stock purchase plan*

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the RJF common stock is 85% of the average high and low market price on the day prior to the purchase date.

**Non-employee share-based and other compensation**

Under RJF's Stock Incentive Plan, RJFS may grant stock options and RSU awards to our independent contractor financial advisors.

As of September 30, 2020, there were no outstanding RSU awards to our independent contract for financial advisors.

*Other compensation*

We offer non-qualified deferred compensation plans that provide benefits to our independent contractor financial advisors who meet certain production requirements. RJF has purchased and holds life insurance on employees, to earn a competitive rate of return for participants and to provide the source of funds available to satisfy its obligations under some of these plans. The contributions are made in amounts approved annually by RJF's management.

## NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $250,000 or 2% of aggregate debit items arising from client balances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. At September 30, 2020, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. The following table presents our net capital position.

| *$ in thousands* | | September 30, 2020 |
|---|---|---|
| (Alternative Method elected) | | |
| Net capital | $ | 44,450 |
| Less: required net capital | | (250) |
| **Excess net capital** | $ | 44,200 |

## NOTE 8 — SUBSEQUENT EVENTS

Management considered subsequent events through November 24, 2020. There were no subsequent events that required recognition or disclosure.

**LIFE WELL PLANNED.**

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM